UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON DECEMBER 19, 2012

DATE, TIME AND PLACE:

December  19, 2012, at 10:25 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr.  Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez –  Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mrs. Viviane Senna Lalli, Directors. Also attended as guests, Mr. Angel Oscar Agallano, Mr. Carlos Alberto López Galán and Mr. Pedro Paulo Longuini, all Vice-President Executive Officers.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To approve the proposal for grant of “Deferred Bonus Plans” refer to the year 2012, to directors, managerial employees and others employees of the Company and  companies under its control; (b)  To approve the proposal of remuneration readjustment of the Committees’ independent members of  Risks, Corporate Governance and Sustentability and Nomination and Remuneration Committees; (c) To approve the Company’s 2013 Annual Budget; (d)  To know the economics-financials results of the Company relative to November, 2012; (e)  To approve the proposal for declaration and payment of  Interest on Company’s Capital  and Interim Dividends and ; (f) To know the business strategy and orientation of Infrastructure and Efficiency Plan department; (g)  To know the business strategy and orientation of Quality department; and (h) To approve the Company’s Calendar of Corporate Events referent to the year 2013.

RESOLUTIONS :

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

[Free English Translation]

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a) Approved the proposal for grant of "Deferred Bonus Plans" refer to the year 2012, which has as its object the payment of gratification as part of the variable remuneration  by the Company to certain directors, managerial employees and other employees of Santander and companies under its control. Referred Plan will only be granted to participants after approval  by the General Meeting of the Company, pursuant to Article 17, item XVII of the Company’s Bylaws, to be called opportunely. The Directors authorized the Board of Executive Officers to take all measures required to call the Extraordinary General Meeting of the Company.

It is registered that Mr. Andres Eugenio Brusa, Superintendent of Human Resources Department of the Company, to provide clarifications related to item (a)  of the Agenda.

(b) Approved, with abstention vote   of  the Directors Mr. José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli,  the proposal of remuneration readjustment of the Committees’ independent members of  Risks, Corporate Governance and Sustentability and Nomination and Remuneration Committees, in 20%, from January, 2013;

It is registered that Mr. Andres Eugenio Brusa, Superintendent of Human Resources Department of the Company, to provide clarifications related to item (b)  of the Agenda.

(c) Approved, pursuant to the article 17, item VIII, of the Company’s Bylaws, the Company’s 2013 Annual Budget, according to the document presented to Directors. The budget shall be monitored during the year and may be revised as necessary.

Mr. Carlos Alberto López Galán, Vice-President Executive Officer, to provide clarifications related to item (c)  of the Agenda.

(d) Knew the economics-financials results of the Company relative to November, 2012;

Mr. Carlos Alberto López Galán, Vice-President Executive Officer, to provide clarifications related to item (d)  of the Agenda.

[Free English Translation]

(e) Approved, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on December 18, at 3:00 p.m., for the declaration and payment, ad referendum of the General Annual Meeting to be held on 2013, for the (1.a) Interim Dividends, pursuant to article 37, section II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30th, 2012, in the amount of R$ 250,000,000,00 (two hundred and fifty million reais), corresponding to R$ 0.6002017776 per batch of one thousand (1.000) ordinary shares, R$ 0.6602219554 per batch of one thousand (1.000) preferred shares, e R$ 66.0221955380 per batch of one thousand (1.000)  Units; and (1.b) Interest on Company’s Capital, in the total amount of R$ 450,000,000,00 (four hundred and fifty million reais), corresponding to R$ 1.080363200 per batch of one thousand (1.000) ordinary shares, R$ 1.188399520 per batch of one thousand (1.000) preferred shares, and R$ 118.839951964 per batch of one thousand (1.000)  Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to  R$ 0.918308720 per batch of one thousand (1.000) ordinary shares, R$ 1.01039592 per batch of one thousand (1.000) preferred shares, e R$ 101.013959169 per batch of one thousand (1.000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Company’s  Interim  and Interest on Company’s Capital, hereby approved will be the ones registered in the Company’s books at the end of December 19, 2012, when the referred proposal will be approved by the Board Of Directors´ Meeting. Therefore, starting on December 20, 2012, including, the Company’s shares shall be traded “Ex- Dividends”/Interest on Company’s Capital”. Mr. Chairman of the Board of Directors clarified the Interim Dividends and Interest on Company’s Capital’s amounts shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2012, and shall be paid starting on February 26, 2013, without any compensation as monetary correction. It was also clarified that the amount of Interest of Company’s Capital proposed on the base-year accord to the limits established by Tax Law. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

Mr. Carlos Alberto López Galán, Senior Vice-President Executive Officer, to provide clarifications related to item (e)  of the Agenda.

(f) Knew the business strategy and orientation of Infrastructure and Efficiency Plan department;

Mr. Pedro Paulo Longuini, Senior Vice-President Executive Officer, to provide clarifications related to item (f)  of the Agenda.

(g) Knew the business strategy and orientation of Quality department;

Mr.Angel Oscar Agallano, Senior Vice-President Executive Officer, to provide clarifications related to item (g)  of the Agenda; e

(h) Finally, approved the Company’s Calendar of Corporate Events referent to the year 2013, already published on Comissão de Valores Mobiliários – CVM and Securities and Exchange Commission – SEC, since December 10, 2012.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, December 19, 2012. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez –  Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira, José Roberto Mendonça de Barros, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo and Mrs Viviane Senna Lalli, Directors. Marco Antônio Martins de Araújo Filho, Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 19, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer